As filed with the Securities and Exchange Commission on December 5, 2012

1933 Act File No. 333-184231

1940 Act File No. 811-21338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 10	☒

AGIC CONVERTIBLE & INCOME FUND II

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(212) 739-3222

(Registrant’s Telephone Number, including Area Code)

Thomas J. Fuccillo, Esq.

c/o Allianz Global Investors Fund Management LLC

1633 Broadway

New York, New York 10019

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒.

This post-effective amendment will become effective immediately pursuant to Rule 462(d)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-184231 and 811-21338) of AGIC Convertible & Income Fund II (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibits h and n filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:

Included in Part A:

Financial highlights for the fiscal years ended February 29, 2012 and 2008; February 28, 2011, 2010, 2009 and 2007; June 30, 2005 and 2004, and for the fiscal periods ended August 31, 2012 and February 28, 2006.

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed May 1, 2012 (File No. 811- 21338):

Schedule of Investments as of February 29, 2012

Statement of Assets and Liabilities as of February 29, 2012

Statement of Operations for the year ended February 29, 2012

Statements of Changes in Net Assets for the two years ended February 29, 2012 and February 28, 2011

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm dated April 24, 2012

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed April 28, 2011 (File No. 811-21338):

Schedule of Investments as of February 28, 2011

Statement of Assets and Liabilities as of February 28, 2011

Statement of Operations for the year ended February 28, 2011

Statements of Changes in Net Assets for the two years ended February 28, 2011 and February 28, 2010

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm dated April 20, 2011

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSRS, filed November 5, 2012 (File No. 811-21338):

Schedule of Investments as of August 31, 2012

Statement of Assets and Liabilities as of August 31, 2012

Statement of Operations for the period ended August 31, 2012

Statements of Changes in Net Assets for the periods ended August 31, 2012 and February 29, 2012

Notes to Financial Statements

2.	Exhibits:

a.1	Second Amended and Restated Agreement Declaration of Trust dated July 16, 2003. (1)

a.2	Amendment to the Second Amended and Restated Agreement and Declaration of Trust dated June 23, 2010. (5)

b.1	Fifth Amended and Restated Bylaws of Registrant dated March 1, 2010. (5)

c.	None.

d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Second Amended and Restated Agreement and Declaration of Trust. (1)

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Fifth Amended and Restated Bylaws of Registrant. (5)

d.3	Form of Share Certificate of the Common Shares. (1)

d.4	Specimen certificate representing the Registrant’s Auction Preferred Shares of beneficial interest. (2)

e.	Terms and Conditions of Dividend Reinvestment Plan. (5)

f.	None.

g.1	Investment Management Agreement between Registrant and Allianz Global Investors Fund Management LLC (formerly PIMCO Advisors Fund Management LLC). (1)

g.2	Portfolio Management Agreement between Allianz Global Investors Fund Management LLC (formerly PIMCO Advisors Fund Management LLC) and Allianz Global Investors Capital LLC (formerly Nicholas-Applegate Capital Management LLC). (1)

h.	Capital On Demand Sales Agreement with JonesTrading Institutional Services LLC dated December 4, 2012 – filed herewith.

i.	None.

j.1	Form of Custodian Agreement between Registrant and Brown Brothers Harriman & Co. (1)

k.1	Form of Accounting Agency Agreement between Registrant and Brown Brothers Harriman & Co. (1)

k.2	Form of Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC. (5)

k.3	Regulations of American Stock Transfer & Trust Company, LLC. (5)

k.4	Form of Support Services Agreement between Registrant and Allianz Global Investors Distributors LLC. (5)

l.	Opinion and consent of Ropes & Gray LLP. (5)

m.	None.

n.	Consent of Registrant’s independent registered public accounting firm – filed herewith.

o.	None.

p.	Subscription Agreement of Allianz Dresdner Asset Management of America L.P. dated July 16, 2003. (1)

q.	None.

r.1	Code of Ethics of Registrant. (5)

r.2	Code of Ethics of Allianz Global Investors Fund Management LLC and Allianz Global Investors Capital LLC. (5)

r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers. (3)

s.	Powers of Attorney for Deborah A. DeCotis, Bradford K. Gallagher, James A. Jacobson, Hans W. Kertess, John C. Maney, William B. Ogden, IV and Alan Rappaport. (4)

(1)	Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest, Registration Nos. 333-104708 and 811-21338 (filed July 25, 2003).
(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 relating to its preferred shares of beneficial interest, Registration Nos. 333-107594 and 811-21338 (filed September 22, 2003).
(3)	Incorporated by reference to the Registrant’s Annual Report on Form N-CSR, Registration No. 811-21338 (filed May 1, 2012).
(4)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest, Registration Nos. 333-184231 and 811-21338 (filed October 2, 2012).
(5)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest, Registration Nos. 333-184231 and 811-21338 (filed November 30, 2012).

Item 26: Marketing Arrangements

Reference is made to the form of sales agreement for the Registrant’s common shares filed herewith and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus, filed as Part A of Registrant’s Registration Statement incorporated herein by reference.

Item 27: Other Expenses of Issuance and Distribution

Securities and Exchange Commission Fees	$14,000
Financial Industry Regulatory Authority, Inc. Fees	15,000
Printing and Engraving Expenses	20,000
Legal Fees	150,000
New York Stock Exchange Fees	45,000
Accounting Expenses	0
Miscellaneous Expenses	0

Total	251,000

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

At November 2, 2012:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	81
Preferred Shares
Class A	6
Class B	6
Class C	6
Class D	6
Class E	6

Item 30: Indemnification

Reference is made to Article VIII Sections (1) through (5), of the Registrant’s Second Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s Articles of Incorporation, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser

Descriptions of the business of Allianz Global Investors Fund Management LLC, the Registrant’s investment manager and Allianz Global Investors Capital LLC, the Registrant’s sub-adviser, are set forth under the captions “Investment Manager” and “Sub-Adviser” under “Management of the Fund” in both the Prospectus and Statement of Additional Information forming part of this Registration Statement. The following sets forth business and other connections of each director and executive officer (and persons performing similar functions) of Allianz Global Investors Fund Management LLC and Allianz Global Investors Capital LLC.

Allianz Global Investors Fund Management LLC

1633 Broadway

New York, NY 10019

Name	Position with AGIFM	Other Connections
John Carroll	Member — Management Board	Managing Director and Chief Executive Officer of Allianz Global Investors Distributors LLC, Allianz Global Investors Managed Accounts LLC, Member — Executive Committee of Allianz Global Investors U.S. LLC, and Member — Management Board of Allianz Global Investors Capital LLC.

David Jobson	Member — Management Board	Managing Director of Allianz Global Investors Distributors LLC and Allianz Global Investors Managed Accounts LLC.

John C. Maney	Member — Management Board, Managing Director and Chief Executive Officer	Management Board, Managing Director and Chief Operating Officer of Allianz Asset Management of America LLC, Sole Member - Management Board, Managing Director and COO of Allianz Asset Management of America L.P., COO of Allianz Asset Management U.S. Holding II LLC, Director and COO of PIMCO Global Advisors (Resources) Limited, EVP of PIMCO Japan Ltd, Member — Board of Directors and COO of Allianz Asset Management of America Holdings Inc., Sole Member - Board of Directors and COO of Oppenheimer Group, Inc. and Sole Member — Management Board of Allianz Global Investors Managed Accounts LLC.

Brian Shlissel	Member - Management Board and Managing Director	None.

Chris Townsend	Member - Management Board	Senior Vice President of Allianz Asset Management of America L.P.

Michael J. Puntoriero	Chief Financial Officer	Chief Financial Officer of Allianz Asset Management of America Holdings Inc., Allianz Global Investors Managed Accounts LLC, Allianz Global Investors Solutions LLC, Allianz Asset Management U.S. Holding II LLC, NFJ Investment Group LLC, Oppenheimer Group, Inc., Pacific Investment Management Company LLC, PFP Holdings Inc., PIMCO Australia Pty Ltd., PIMCO Global Holdings LLC, PIMCO Canada Corp., PIMCO Europe Limited, PIMCO Global Advisors LLC, PIMCO Japan Ltd., StocksPLUS Management Inc.; Managing Director and Chief Financial Officer of Allianz Asset Management of America LLC, Allianz Asset Management of America L.P., Allianz Global Investors Capital LLC, Allianz Global Investors U.S. LLC; Director and Chief Financial Officer of PIMCO Global Advisors (Resources) Limited; Managing Director of Allianz Global Investors Distributors LLC.

Lawrence G. Altadonna	Senior Vice President	None.

Name	Position with AGIFM	Other Connections
Thomas J. Fuccillo	Executive Vice President, Chief Legal Officer and Secretary	Executive Vice President of Allianz Global Investors U.S. LLC.

James T. Funaro	Senior Vice President - Tax Matters	Senior Vice President of Allianz Asset Management of America L.P. and Allianz Asset Management of America Holdings Inc.; Senior Vice President — Tax Matters of Allianz Asset Management of America LLC, Allianz Global Investors Capital LLC, Allianz Global Investors Capital Limited, Allianz Global Investors Distributors LLC, Allianz Global Investors Managed Accounts LLC, Allianz Global Investors Solutions LLC, Allianz Global Investors U.S. LLC, NFJ Investment Group LLC, Oppenheimer Group, Inc., and StocksPLUS Management, Inc.

Vinh T. Nguyen	Senior Vice President and Treasurer	Senior Vice President and Treasurer of Allianz Asset Management of America LLC, Allianz Asset Management of America L.P., Allianz Asset Management of America Holdings Inc., Allianz Global Investors Distributors LLC, Allianz Global Investors Managed Accounts LLC, Allianz Global Investors Capital LLC, Allianz Global Investors Solutions LLC, Allianz Global Investors U.S. LLC, NFJ Investment Group LLC, Oppenheimer Group, Inc., Pacific Investment Management Company LLC, PIMCO Global Holdings LLC, PIMCO Global Advisors LLC, PIMCO Global Advisors (Resources) Limited, Vice President and Controller of PIMCO Australia Pty. Ltd., PIMCO Europe Limited and PIMCO Japan Ltd., Treasurer of Allianz Asset Management U.S. Holding II LLC.

Colleen Martin	Senior Vice President and Controller	Senior Vice President and Controller of Allianz Asset Management of America LLC, Allianz Asset Management of America Holdings Inc., Allianz Global Investors Managed Accounts LLC, Allianz Global Investors Capital LLC, Allianz Global Investors Solutions LLC, Allianz Global Investors U.S. LLC, NFJ Investment Group LLC, Oppenheimer Group Inc., PIMCO Global Holdings LLC, PIMCO Global Advisers LLC, PIMCO Global Advisors (Resources) Limited; Controller of StocksPlus Management Inc.; Chief Financial Officer, Financial Operations Principal, Senior Vice President and Controller of Allianz Global Investors Distributors LLC; Chief Financial Officer, Financial Operations Principal of PIMCO Investments LLC; and Controller of Allianz Asset Management U.S. Holding II LLC.

Albert A. Pisano	Senior Vice President and Chief Compliance Officer	Senior Vice President of Allianz Global Investors U.S. LLC.

Scott Whisten	Senior Vice President	None.

Name	Position with AGIFM	Other Connections
Kellie E. Davidson	Assistant Secretary	Secretary of Allianz Asset Management of America LLC, and Allianz Asset Management of America L.P., Assistant Secretary of Allianz Asset Management of America Holdings Inc., Allianz Global Investors Distributors LLC, Allianz Global Investors Managed Accounts LLC, Allianz Global Investors Solutions LLC, Allianz Asset Management U.S. Holding II LLC, Allianz Global Investors U.S. LLC, NFJ Investment Group LLC, Oppenheimer Group, Inc., PIMCO Global Holdings LLC, PIMCO Global Advisors LLC, PIMCO Global Advisors (Resources) Limited and Allianz Global Investors Capital LLC.

Richard Cochran	Vice President	None.

Orhan Dzemaili	Vice President	None.

Allianz Global Investors Capital LLC

600 West Broadway

San Diego, CA 92101

Information relating to Allianz Global Investors Capital LLC is incorporated by reference to its Form ADV previously filed electronically on the IARD system.

Item 32: Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Allianz Global Investors Fund Management LLC, 1633 Broadway, New York, New York 10019, and Allianz Global Investors Capital LLC, 600 West Broadway, San Diego, California 92101, or the Registrant’s custodian, Brown Brothers Harriman & Co, 40 Water Street, Boston, Massachusetts 02109.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1. Registrant undertakes to suspend the offering of its Common Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. Not applicable.

4. The Registrant undertakes:

(a)	to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)	that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. The Registrant undertakes that:

a. For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Second Amended and Restated Agreement and Declaration of Trust of AGIC Convertible & Income Fund II (the “Fund”) is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this post-effective amendment no. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 5th day of December, 2012.

AGIC CONVERTIBLE & INCOME FUND II

By:	/s/ BRIAN S. SHLISSEL
Name:	Brian S. Shlissel
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

/S/ BRIAN S. SHLISSEL Brian S. Shlissel	President & Chief Executive Officer	December 5, 2012

/s/ LAWRENCE G. ALTADONNA Lawrence G. Altadonna	Treasurer and Principal Financial and Accounting Officer	December 5, 2012

DEBORAH A. DECOTIS* Deborah A. DeCotis	Trustee	December 5, 2012

BRADFORD K. GALLAGHER* Bradford K. Gallagher	Trustee	December 5, 2012

JAMES A. JACOBSON* James A. Jacobson	Trustee	December 5, 2012

HANS W. KERTESS* Hans W. Kertess	Trustee	December 5, 2012

JOHN C. MANEY* John C. Maney	Trustee	December 5, 2012

WILLIAM B. OGDEN, IV* William B. Ogden, IV	Trustee	December 5, 2012

ALAN RAPPAPORT* Alan Rappaport	Trustee	December 5, 2012

* By:	/s/ BRIAN S. SHLISSEL
Brian S. Shlissel
Attorney-In-Fact
Date: December 5, 2012

INDEX TO EXHIBITS

Exhibit	Exhibit Name

h.	Capital On Demand Sales Agreement with JonesTrading Institutional Services LLC dated December 4, 2012.

n.	Consent of Registrant’s independent registered public accountant.